                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)

                            CORUS ENTERTAINMENT INC.
                                (Name of Issuer)

                     CLASS B NON-VOTING PARTICIPATING SHARES
                        (Title of Classes of Securities)

                                   220874101
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 31, 2000
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  220874101
-------------
CUSIP Number)

     (1)  Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY MEDIA CORPORATION


     (2)  Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

     (3)  SEC Use Only

     (4)  Source of Funds
                  WC

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     (6)  Citizenship or Place of Organization
                  Delaware


Number of                    (7)     Sole Voting Power               7,125,000
Shares Beneficially
Owned by                     (8)     Sole Dispositive Power          7,125,000
Each Reporting Person
With

   (9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                  7,125,000

   (10)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

   (11)  Percent of Class Represented by Amount in Row (11)
                  19.98%

   (12)  Type of Reporting Person
                  CO

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. __)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            CORUS ENTERTAINMENT INC.
                          (Commission File No. 1-14992)

ITEM 1.  SECURITY AND ISSUER

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to Class B non-voting participating shares (the "Class B Shares") of Corus Entertainment Inc., an Ontario corporation (the "Issuer" or "Corus"). The Issuer's principal executive offices are located at 16th Floor, BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 1630, Toronto, Ontario M5J 2T3, Canada.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person has its principal corporate offices at 9197 South Peoria Street, Englewood, Colorado 80112. The Reporting Person is an indirect wholly-owned subsidiary of AT&T Corp. ("AT&T").

         Prior to March 9, 1999 Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

         As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T with and into TCI, (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's Liberty Media Group consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

         The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Class B Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the) by management of the Reporting Person prior to such transfer of assets.

         As a result, the Reporting Person, acting through its Board of Directors and management, has the power to determine how the Class B Shares will be voted and, subject to the limitations of the Delaware General Corporation law and applicable securities laws, has the power to dispose of the Class B Shares, and thus is considered the beneficial owner thereof for purposes of Section 13(d) of the Act.

         The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among AT&T, Italy Merger Corp. and TCI, and to the text of the AT&T/TCI Proxy Statement/Prospectus, which is incorporated by reference as Exhibit 3.

         The Class B Shares of the Issuer described herein as beneficially owned by Liberty Media Corporation are attributed to the Reporting Person as a result of the ownership of the Class B Shares by Liberty CJR, Inc. ("Liberty CJR"), an indirect subsidiary of the Reporting Person.

         The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person as of the date of the event requiring the filing of this
Statement: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") (except David J.A. Flowers, who is a Canadian citizen) is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T, as of the date of the event requiring the filing of this Statement: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen. During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Class B Shares were acquired by Liberty CJR for cash consideration. The purchase price was paid from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired its interest in the Issuer for investment purposes. Neither the Reporting Person nor, to its knowledge, any of its executive officers, directors or controlling persons or the executive officers or directors of AT&T, has any present plans or proposals that relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) except as described in Item 6 with respect to the right of Liberty CJR to nominate two directors of the Issuer, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Class B Shares of the Issuer. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional Class B Shares of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of the Class B Shares and to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Person beneficially owns 7,125,000 Class B Shares as a result of the ownership by Liberty CJR of such shares. Based on information provided by the Issuer, those Class B Shares represent 19.98% of the Class B Shares of the Issuer that were outstanding on March 31, 2000.

         To the Reporting Person's knowledge, except as set forth on Schedule 2 none of the Schedule 1 Persons or Schedule 2, Persons has any interest in any securities of the Issuer as of the date of the event requiring the filing of this Statement.

         The Reporting Person has the sole power to vote and direct the vote, and to dispose of and direct the disposition of, the Class B Shares.

         (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons or Schedule 2 Persons, has executed transactions in Class B Shares of the Issuer during the 60-day period prior to March 31, 2000.

         (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares that are beneficially owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Liberty CJR has the right, pursuant to the agreement for the purchase of the Class B Shares dated February 18, 2000 among Liberty CJR, Corus, Shaw Communications Inc., CanWest Global Communications Corp. and WIC Western International Communications Ltd. (the "Purchase Agreement"), to designate up to two persons for nomination to the Board of Directors of Corus as long as Liberty CJR continues to own at least 10 percent of the outstanding Class B Shares. As of the date of this Statement on Schedule 13D, Liberty CJR has not designated any persons for nomination to the Corus Board of Directors.

         Liberty CJR has agreed pursuant to the Purchase Agreement that it will not acquire, or permit the Reporting Person or any entity controlled by it to acquire, any other shares of Corus if, after giving effect to that acquisition, such entities would own (a) 20% or more of the outstanding Class B Shares or (b) 20% or more of the outstanding Class A voting participating shares of Corus and the Class B Shares.

         Liberty CJR also has agreed pursuant to the Purchase Agreement not to sell or otherwise dispose of any of its Class B Shares in the Province of Ontario or to a resident of that Province for a period of 90 days after its purchase of such Class B Shares.

         Pursuant to a Registration Rights Agreement dated as of February 18, 2000 between Corus and Liberty CJR (the "Registration Rights Agreement"), Liberty CJR has the right, subject to certain limited exceptions, at any time after the Corus Class B Shares are listed for trading on the New York Stock Exchange (the "NYSE"), to demand registration of all or a portion of its Class B Shares under the U.S. Securities Act of 1933, as amended (the "Securities Act"), on up to three separate occasions, provided that each demand must be in respect of Class B Shares having a market value on the NYSE of at least $25,000,000, and provided that certain other conditions are met. In addition, Liberty CJR has certain "piggyback" registration rights to cause Corus to include all or a part of Liberty CJR's Corus Class B Shares for sale in a registered offering by Corus or another

Corus shareholder under the Securities Act. The demand rights are subject to the right of Corus to defer the timing of a demand registration, and the demand and piggyback registration rights are subject to an underwriters' right to reduce the number of shares registered by Liberty CJR in an underwritten offering.

         The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are summaries thereof and do not purport to be complete, and are qualified in their entirety to the full text of the Purchase Agreement and the Registration Rights Agreement, which are included as Exhibits
(1) and (2) hereof and incorporated by reference herein.

         Other than as described above, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Corus, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         Exhibit No.                    Description

              (1) Purchase agreement dated as of February 18, 2000 among Liberty CJR, Inc., Corus Entertainment Inc., CanWest Global Communications Corp., Shaw Communications Inc. and WIC Western International Communications Ltd. (A)

              (2) Registration Rights Agreement dated as of February 18, 2000 between Liberty CJR, Inc. and Corus Entertainment Inc. (A)

              (3) Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (B)

-----------------

(A)      Filed herewith.

(B) Incorporated by reference to the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279) filed on January 8, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 7, 2000                         LIBERTY MEDIA CORPORATION


                                      /s/ Charles Y. Tanabe
                                      -----------------------------------------
                                      Charles Y. Tanabe
                                      Senior Vice President and General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. Except for David J.A. Flowers, who is a Canadian citizen, all executive officers and directors listed on this Schedule 1 are United States citizens.


Name                               Principal Occupation
----                               --------------------
John C. Malone                     Chairman of the Board and Director of Liberty Media; Director of
                                   AT&T Corp.

Robert R. Bennett                  President, Chief Executive Officer and Director of Liberty Media

Gary S. Howard                     Executive Vice President, Chief Operating Officer and Director of
                                   Liberty Media

Daniel E. Somers                   Director of Liberty Media; Senior Executive Vice President and
                                   Chief Financial Officer of AT&T Corp.

John C. Petrillo                   Director of Liberty Media; Executive Vice President, Corporate
                                   Strategy and Business Development of AT&T Corp.

Larry E. Romrell                   Director of Liberty Media; Consultant to AT&T Broadband, LLC

Jerome H. Kern                     Director of Liberty Media

Paul A. Gould                      Director of Liberty Media; Managing Director of Allen & Co.

John D. Zeglis                     Director of Liberty Media

David B. Koff                      Senior Vice President and Assistant Secretary of Liberty Media

Charles Y. Tanabe                  Senior Vice President, General Counsel and Assistant Secretary of
                                   Liberty Media

Carl E. Vogel                      Senior Vice President of Liberty Media

Peter Zolintakis                   Senior Vice President of Liberty Media

Gary Blaylock                      Vice President of Liberty Media

Vivian J. Carr                     Vice President and Secretary of Liberty Media

Kathryn Douglass                   Vice President and Controller of Liberty Media

David J.A. Flowers                 Vice President and Treasurer of Liberty Media

David A. Jensen                    Vice President of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.



Name                               Title
----                               -----

C. Michael Armstrong               Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                    Director; Chairman of the Board, Retired, Chevron Corporation

M. Kathryn Eickhoff                Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha                   Director; Retired Chairman and Chief Executive Officer of Springs
                                   Industries, Inc.

George M. C. Fisher                Director; Chairman of the Board, Eastman Kodak Company

Donald V. Fites                    Director; Chairman, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.             Director; Chairman of Pilot House Associates

Ralph S. Larsen                    Director; Chairman and Chief Executive Officer of Johnson &
                                   Johnson

John C. Malone                     Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                  Director; President of The IRC Group, LLC

Michael I. Sovern                  Director; President Emeritus and Chancellor, Kent Professor of Law
                                   at Columbia University

Sanford I. Weill                   Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman                    Director

John D. Zeglis                     President, AT&T Corp. and Chief Executive Officer.
                                   AT&T Wireless Group; and Director

Harold W. Burlingame               Executive Vice President, Merger & Joint Venture Integration

James W. Cicconi                   Executive Vice President-Law & Governmental Affairs and General
                                   Counsel

Nicholas S. Cyprus                 Vice President and Controller



Name                               Title
----                               ------

Mirian M. Graddick                 Executive Vice President, Human Resources

Frank Ianna                        Executive Vice President and President, AT&T Network Services

Michael G. Keith                   Executive Vice President, AT&T Wireless Group

Richard J. Martin                  Executive Vice President, Public Relations and Employee
                                   Communication

David C. Nagel                     President, AT&T Labs & Chief Technology Officer

John C. Petrillo                   Executive Vice President, Corporate Strategy and Business
                                   Development

Richard R. Roscitt                 Executive Vice President and President, AT&T Business Services

Daniel E. Somers                   President and Chief Executive Officer, AT&T Broadband

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                     INTERESTS IN SECURITIES OF THE ISSUER

Amos B. Hostetter, Jr.             100,099 Class B Shares (52,091 owned by PH Investments, LLC and
                                   48,008 owned by the Barr Foundation of which Mr. Hostetter is a trustee)

                                  EXHIBIT INDEX


Exhibit No.                                Description

(1) Purchase agreement dated as of February 18, 2000 among Liberty CJR, Inc., Corus Entertainment Inc., CanWest Global Communications Corp., Shaw Communications Inc. and WIC Western International Communications Ltd.

(2) Registration Rights Agreement dated as of February 18, 2000 between Liberty CJR, Inc. and Corus Entertainment Inc.

(3) Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (B)

-----------------
(A)  Filed herewith.

(B) Incorporated by reference to the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279) filed on January 8, 1999.